UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

Cityfunds I, LLC

(Exact name of registrant as specified in its charter)

Delaware	86-3672902
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1315 Manufacturing Street

Dallas, TX 75207

(Full mailing address of principal executive offices)

972-445-7320

(Issuer’s telephone number, including area code)

1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks, uncertainties, and assumptions that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation, the risks described under the heading “Risk Factors” in our Form 1-K filed with the Securities and Exchange Commission on February 3, 2026, for the fiscal year ended December 31, 2024, which is incorporated herein by reference.

Any forward-looking statement speaks only as of the date of this report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

2

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Overview - Our Mission

Cityfunds I, LLC (the “Company,” “we,” “us,” or “our”) is a Delaware series limited liability company established with the purpose of providing public investment opportunities in residential real estate, primarily through home equity investments which we have termed “Homeshares”. Real estate has traditionally been viewed by the majority of individuals as an inaccessible, restrictive, and unnecessarily complex asset class. We believe that real estate investing should be straightforward, transparent, and available to all.

Cityfunds offers a differentiated product, designed to emulate an index-like approach in terms of diversification and geographic exposure, with a distinct focus on the residential real estate markets of specific cities. Each series within the Company is structured to make investments in single-family homes through home equity agreements, thereby securing an equity interest in properties that allows the series to participate in potential future appreciation. In addition to home equity investments, each series may also acquire single-family homes to operate as rental properties, further diversifying its investment portfolio.

Along with acquiring the assets described above, we expect to continue using a substantial portion of the net proceeds from our initial and subsequent Regulation A offerings of membership interests of the Company (the “Offering(s)”) to further originate, invest in, and manage a diversified portfolio of real estate-related assets.

The manager undertakes the full responsibility of sourcing, analyzing, and managing all assets on behalf of the Company. Each investment is generally subject to a due diligence process, incorporating financial, market, and demographic analyses to ensure the acquisition supports our strategic objectives and aligns with the Company’s long-term vision.

Through these efforts, Cityfunds seeks to democratize access to residential real estate investment, providing investors with exposure to appreciating property markets in a structured and efficient manner.

Our Series LLC Structure

Each Homeshare or other asset that we acquire will be owned by a series. Each series is offered on a “best efforts” basis, without any minimum offering amount, pursuant to Regulation A under Section 3(b)(2) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law, subject to compliance with applicable statutory requirements.

The series are collectively referred to as the “series” and any single one is referred to as a “series” throughout this annual report. The membership interests of all series are collectively referred to in this annual report as the “interests” and each, individually, as an “interest.” The offerings of the interests may collectively be referred to in this annual report as the “offerings” and each, individually, as an “offering.” See “Description of the Securities Being Offered” for additional information regarding the interests.

Our company’s core business will be the identification, acquisition, and management of Homeshares and opportunistically, single-family rental properties for the benefit of our investors. Each series is intended to act as a portfolio primarily owning multiple Homeshares.

3

Investment Objectives

Our investment objectives are:

●	Generate cash flow;
●	Long term capital appreciation with moderate leverage; and
●	Capital preservation.

These objectives may be pursued concurrently or selectively, and may not all be achieved with respect to any particular series or investment. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Our Manager

The Company is managed by Nada Asset Management, LLC (the “Manager”), a wholly owned subsidiary of Nada Holdings Inc. (“Nada”). In accordance with the terms of the Company’s Amended and Restated Limited Liability Company Agreement, dated as of August 22, 2022 (the “Operating Agreement”), the Manager is responsible for providing management, advisory, and support services to the Company, each of its series, and their respective subsidiaries.

Contribution of Assets to US Home Equity Fund, L.P. (the “Contribution Transaction”)

On May 8, 2025, the Company and each of its series entered into a Contribution Agreement with Cityfunds Financing SPV, LLC, Cityfunds Owner Trust 2024-1, and U.S. Home Equity Fund I, L.P. (the “Transferee”), all of which are related parties under common control.

Pursuant to the Contribution Agreement, the Company and affiliated series entities agreed to contribute certain home equity agreements, restricted cash, prepaid interest, notes receivable, and specified trust certificates (collectively, the “Contributed Assets”) to the Transferee. In exchange, the Company received limited partnership interests in the Transferee, and the Transferee assumed certain liabilities directly related to the Contributed Assets, including interest payable and other related-party payables.

As a result of the transaction described above, the limited partnership interests in the Transferee represents substantially all the assets held by each of the Series.

Results of Operations

Revenues

The Company’s primary revenue during the six-month period ending June 30, 2025 was generated from the payoff of Homeshare investments. The Company saw a significant decline in revenue for the six-month period ending June 30, 2025, compared to the corresponding period in 2024 due to a lower volume of Homeshare payoffs, reflecting the growing maturity of the Company’s investment portfolio.

Cost of Revenues

Cost of revenues decreased to $31,406 for the six-month period ended June 30, 2025, compared to $_145,177 for the same period in 2024. This decline reflects lower direct costs associated with Homeshare payoffs.

Operating Expenses

Total operating expenses for the six-month period ended June 30, 2025 were $74,431, representing an decrease of $_ 47%, compared to operating expenses of $140,212 for the six-month period ended June 30, 2024. The net loss from operations was $108,361 for the six months ended June 30, 2025 compared to a net gain of $201,840 for the same period in 2024.

4

Liquidity and Capital Resources

Sources of Liquidity

As of June 30, 2025, the Company had cash of $50,987 and it reported a comprehensive net loss of $108,361 for the six months ending June 30, 2025. As of June 30, 2024, the Company had cash of $522,928, and it reported a comprehensive net gain of $201,840 for the six months ending June 30, 2024.

Net Cash Flow from Operating Activities

Net cash flow from operating activities was $(283,083) for the six months ended June 30, 2025, compared to net cash flow of ($549,414) for the same period in 2024.

Net Cash Flow from Investing Activities

Net cash flow for investing activities was $132,904 for the six months ended June 30, 2025, compared to net cash flow of $(1,678,293) during the same period in 2024.

Net Cash from Financing Activities

Net cash flow provided by financing activities was $(460) during the six-month period ended June 30, 2025, compared to $2,042,864 during the same period in 2024.

Plan of Operations

Following the Contribution Transaction, the Company and each of the series have minimal operations, other than managing the single-family residential homes owned by Series Austin, Series Dallas, and Series Tampa.

Trends and Key Factors Affecting Our Performance

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the assets within each Series. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

Item 2. Other

We have no information to disclose that was required to be disclosed in a report on Form 1-U during the semiannual period ended June 30, 2025, but was not reported.

5

Item 3. Financial Statements

FORM 1-SA

CITYFUNDS I, LLC AND SUBSIDIARIES

JUNE 30, 2025

CONTENTS

Index to the Unaudited Financial Statements of Cityfunds I, LLC and Subsidiaries

Consolidated Balance Sheets as of June 30, 2025 (unaudited) and December 31, 2024	F-2
Consolidated Unaudited Statements of Operations for the Six Months Ended June 30, 2025 and 2024	F-3
Consolidated Unaudited Statements of Changes in Members’ Equity for the Six Months Ended June 30, 2025 and 2024	F-4
Consolidated Unaudited Statements of Cash Flows for the Six Months Ended June 30, 2025 and 2024	F-5

Supplemental Schedules	F-18
Consolidating Balance Sheets as of June 30, 2025 (unaudited) and December 31, 2024	F-18
Consolidating Unaudited Statement of Operations for the Six Months ended June 30, 2025 and 2024	F-20

F-1

CITYFUNDS I, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Unaudited	Audited
	June 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$98,552	$244,773
Restricted cash	3,950	8,367
Due from related parties	37,351	492,907
Prepaid expenses and other current assets	10,596	481

Total current assets	$150,449	$746,528

Non-current assets
Home equity investments, at fair value	-	9,643,096
Investment in partnership	5,957,709	-
Single family rental investment properties, net	1,315,735	1,342,492
Note receivable - related party	-	1,539,202

Total noncurrent asset	7,273,444	12,524,790

Total assets	$7,423,893	$13,271,318

Liabilities and Members’ Equity

Current liabilities
Accounts payable	$765	$21,820
Due to related parties	208,535	431,402
Other payable	8,200	13,617
Notes payable, current-term, net of debt issuance costs	366,354	1,096

Total current liabilities	583,854	467,935

Notes payable - related parties	-	2,791,126
Notes payable, long-term, net of debt issuance costs	720,092	1,082,029
Revolving credit line - related party, net of debt issuance costs	-	3,338,879

Total non-current liabilities	720,092	7,212,034

Total liabilities	1,303,946	7,679,969

Members’ equity (deficit)	6,119,947	5,591,349

Total liabilities and members’ equity	$7,423,893	$13,271,318

See accompanying notes to consolidated financial statements

F-2

CITYFUNDS I, LLC

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Six months ended June 30,
	2025	2024
Revenues, net	$43,150	$133,979
Cost of revenues	35,248	145,117
Gross profit	7,902	(11,138)

Operating cost and expenses
General and administrative	120,225	140,212

Net loss from operations	(112,323)	(151,350)

Other income (expense)
Gain on settlement of homeshares equity investments	25,464	-
Loss on the sale of single-family rental property	-	(38,782)
Unrealized gain (loss) on change in fair value of home equity investments	272,258	510,764
Interest income	-	2,696
Interest expense	(329,607)	(121,488)
Total other income (expense)	(31,885)	353,190

Net income (loss)	$(144,208)	$201,840

Weighted average member units outstanding - basic and diluted	646,066	481,784

Net income (loss) per member unit - basic and diluted	$(0.22)	$0.42

See accompanying notes to consolidated financial statements

F-3

CITYFUNDS I, LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

	Member units	Total Members’ Equity
Balance at December 31, 2024 (audited)	645,534	$5,591,348
Adjustments to units issued in Reg A offering	705	(3,666)
Adjustments to units issued in Reg CF offering	(145)	(1,450)
Member contribution	-	677,923
Net loss		(144,208)
Balance at June 30, 2025 (unaudited)	646,094	$6,119,947

See accompanying notes to consolidated financial statements

F-4

CITYFUNDS I, LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2025	2024
Cash flows from operating activities:
Net income (loss)	$(144,208)	$201,840
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Gain on change in fair value of home equity investments	(272,258)	(510,764)
Gain on sale of home equity investment properties	(25,464)	(53,580)
Amortization of deferred financing costs	222,643	22,066
(Gain) loss on sale of property	-	5,796
Depreciation expense	26,756	29,479
(Increase) decrease in assets:
Restricted cash		(6,235)
Accounts receivable	-	18,517
Due from related parties	455,556	(77,248)
Prepaid expenses and other assets	(10,115)	(94,875)
Increase (decrease) in liabilities:
Accounts payable	(21,055)	(25,744)
Other payables	(5,417)	(1,700)
Due to related parties	(509,521)	(56,966)
Net cash provided by (used in) operating activities	(283,083)	(549,414)

Cash flows from investing activities:
Home equity investment properties	-	(2,641,990)
Proceeds from sale of single family rental investment properties	-	592,302
Proceeds from settlement of home equity investments properties	132,904	371,395
Net cash provided by (used in) investing activities	132,904	(1,678,293)

Cash flows from financing activities:
Borrowings from notes payable	-	1,090,708
Principal payment on debt	(460)	(444,375)
Proceeds from Reg CF offering, net of offering costs	-	389,000
Proceeds from Reg A offering, net of offering costs	-	1,007,531
Net cash provided by (used in) financing activities	(460)	2,042,864

Net increase (decrease) in cash and cash equivalents	(150,639)	(184,843)
Cash and cash equivalents, beginning of period	253,140	522,928
Cash and cash equivalents, end of period	$102,501	$338,085

Supplemental cash flow information:
Cash paid for interest expense	-	$87,401

Non-cash investing and financing activities:
Reg A offering through due from related parties	-	$11,668

See accompanying notes to consolidated financial statements

F-5

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. FORMATION AND ORGANIZATION AND GOING CONCERN

Cityfunds I, LLC (the “Company”) is a series limited liability company organized April 26, 2021 under the laws of Delaware that has been formed to permit public investment in a portfolio of residential real estate properties in a specific market, each portfolio of which will be held by a separate series of limited liability company interests, or “Series”, that we have and intend to establish. The Series consist of #Austin, #Dallas, #Miami, #Tampa, #Houston, #Nashville, #Phoenix, #Las Vegas, #Denver, and #Los Angeles (collectively, the “Series”).

Cityfunds is a product designed to make investments in residential real estate either directly or through our home equity investment product which we have termed (“Homeshares”).

The Company is managed by Nada Asset Management, LLC, a Delaware limited liability company (the “Manager” or “Managing Member”).

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has commenced planned principal operations and has generated revenues since inception. The Company’s ability and each listed Series’ ability to continue as a going concern for the next twelve months is dependent upon the Company’s ability to raise sufficient capital from outside investors and deploy such capital to produce profitable operating results. No assurance can be given that the Company and each listed Series will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company and each listed Series to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company was formed on April 26, 2021, and while it has generated revenues since inception, these revenues have not yet reached a significant level.

The Series net income (loss) for the six months ended June 30, 2025 and 2024 is as follows:

	Six months ended June 30,
#Series	2025	2024
#Austin	$(63,773)	$(9,572)
#Dallas	(2,728)	14,947
#Denver	4,056	43,375
#Houston	(7,345)	50,207
#Las Vegas	-	(3,350)
#Los Angeles	(38,601)	(4,025)
#Miami	14,013	(1,489)
#Nashville	-	(3,350)
#Phoenix	(2,864)	(5,219)
#Tampa	(46,996)	120,316
Total net income (loss)	$(108,361)	$201,840

F-6

The cash balances for the each of the Series were:

#Series	June 30, 2025
#Austin	$12,934
#Dallas	22,486
#Denver	6,954
#Houston	500
#Las Vegas	1,000
#Los Angeles	7,113
#Miami	28,601
#Nashville	1,000
#Phoenix	10,255
#Tampa	7,709
Total cash and cash equivalents	$50,987

These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company expects to continue to generate operating losses for the foreseeable future. The accompanying consolidated financial statements do not include any adjustments as a result of this uncertainty.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s, and each of its series, ability to continue as a going concern. Management is required to perform this evaluation on an annual basis.

The Company requires capital for its contemplated activities. The Company’s ability to raise additional capital is not guaranteed. The sourcing of additional financing, the successful development of the Company’s contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. These conditions and the ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these uncertainties.

Contribution of Assets to US Home Equity Fund, L.P. (the “Contribution Transaction”)

On May 8, 2025, the Company and each of its series entered into a Contribution Agreement with Cityfunds Financing SPV, LLC, Cityfunds Owner Trust 2024-1, and U.S. Home Equity Fund I, L.P. (the “Transferee”), all of which are related parties under common control.

Pursuant to the Contribution Agreement, the Company and affiliated series entities agreed to contribute certain home equity agreements, restricted cash, prepaid interest, notes receivable, and specified trust certificates (collectively, the “Contributed Assets”) to the Transferee. In exchange, the Company received limited partnership interests in the Transferee, and the Transferee assumed certain liabilities directly related to the Contributed Assets, including interest payable and other related-party payables.

As a result of the transaction described above, the limited partnership interests in the Transferee represents substantially all the assets held by each of the Series.

F-7

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Reporting, Use of Estimates, and Basis for Consolidation

The accounting and reporting policies of the Company and each of its series conform to accounting principles generally accepted in the United States of America (“GAAP”). The accounting and reporting policies equally apply to each Series of Cityfunds I, LLC, and there are no differences in the policies amongst the Series. The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet. Actual results could differ from those estimates. The accompanying consolidated financial statements include the accounts of Cityfunds I, LLC, and all of its series. All intercompany transactions have been eliminated in consolidation.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Restricted cash

The Company holds funds in an escrow account related to a mortgage. These funds are designated for the payment of real estate taxes on behalf of a single-family residential property.

Fair Value of Financial Instruments

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements (“ASC 820”), specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

Revenues are generated at the series level. Rental revenue, net of concessions, will be recognized on a straight-line basis over the term of the lease. The leases are classified as operating leases under ASC 842, Leases (“ASC 842”). Gain on the repayment of Homeshares and the sale of single family-rental properties will be recorded as revenue.

F-8

Revenues, net for the six months ended June 30, 2025 and 2024 were:

	Six months ended June 30,
#Series	2025	2024
#Austin	$15,700	$29,449
#Dallas	14,700	55,978
#Denver	-	-
#Houston	-	-
#Las Vegas	-	-
#Los Angeles	150	-
#Miami	-	37,552
#Nashville	-	-
#Phoenix	-	-
#Tampa	12,600	11,000
Total revenues, net	$30,550	$133,979

Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”) establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Accounts Receivable

Accounts receivables are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company had accounts receivable of $0 as of June 30, 2025 and December 31, 2024. There was no allowance for doubtful accounts recorded at June 30, 2025 and December 31, 2024, respectively

Organizational Costs

In accordance with ASC 720, Organizational Costs (“ASC 720”), including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1, Accounting for Offering Costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

In addition, the Company’s Operating Agreement states that any operating or offering expenses incurred by the Manager will be reimbursed by the Company. As of June 30, 2025 and June 30, 2024, the Company has incurred $0 and $33,499, respectively, in offering costs. In 2025 and 2024, the offerings related to these costs had closed and the proceeds from the offerings were recorded net of the offering costs in the consolidated statements of changes in members’ equity.

F-9

Real Estate and Impairment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed by using the straight-line basis over the estimated useful lives of the assets. When equipment is retired, its cost and the related accumulated depreciation are eliminated from the respective accounts, and gains or losses arising from the disposition are recognized in income. Maintenance, repairs, and minor renewals are charged to expense when incurred; betterments and major renewals and improvements, which materially prolong the lives of the assets, are capitalized.

The Company continuously evaluates, by property, whether there are any events or changes in circumstances indicating that the carrying amount of the series’ properties may not be recoverable. To the extent an event or change in circumstance is identified, a property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value.

The process whereby we assess our properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative. As of June 30, 2025 and December 31, 2024, no impairment was considered necessary for any of the Series’ assets.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the consolidated financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with ASC 740, Income Taxes (“ASC 740”) for accounting for uncertainty in income taxes recognized in a company’s consolidated financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Commitments and Contingencies

As of June 30, 2025, the Company is not involved with and does not know of any pending or threatening litigation against the Company.

Earnings/(Loss) per Membership Interest:

Upon completion of an offering, each Series intends to comply with accounting and disclosure requirements of ASC 260, Earnings per Share (“ASC 260”). For each Series, earnings (loss) per membership interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

F-10

Adopted Accounting Pronouncements

On January 1, 2022, the Company adopted ASC 842. ASC 842 applies to all entities that enter into leases. The new standard applies to all entities that enter into leases. Lessees are required to report assets and liabilities that arise from leases. Lessor accounting has largely remained unchanged; however, certain refinements were made to conform with revenue recognition guidance in Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), specifically related to the allocation and recognition of contract consideration earned from lease and non-lease revenue components. ASU 2016-02 contains certain practical expedients, which the Company has elected. The Company’s exposure to ASC 842 is as a lessor. The Company has elected the practical expedient that allows lessors to avoid separating lease and non-lease components within a contract if certain criteria are met. The lessor’s practical expedient election is limited to circumstances in which (i) the timing and pattern of revenue recognition are the same for the non-lease component and the related lease component and (ii) the combined single lease component would be classified as an operating lease. This practical expedient allows the Company the ability to combine the lease and non-lease components if the underlying asset meets the two criteria above.

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topi 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, such as accounts receivable. The adoption of ASU 2016-13 did not have a material impact on the Company’s consolidated financial statements.

New Accounting Pronouncements

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. The Company does not expect the adoption of any other pronouncements to have an impact on its results of operations or financial position.

3. RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2023, the Company determined that the audited consolidated financial statements for the year ended December 31, 2022, contained an immaterial misstatement. The Company had previously classified Homeshare options as intangible assets and recorded Homeshare assets at cost basis. The Homeshare options should have been classified as derivatives and recorded at fair value under ASC 815, Derivatives and Hedging (“ASC 815”).

Because correcting the error in the current period would materially misstate those financial statements, the prior period(s) financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior period(s) financial statements. However, correcting prior period(s) financial statements for immaterial errors would not require previous filings to be amended (e.g., no Form 1-K/A required).

In accordance with SEC Staff Accounting Bulletin Nos. 99 and 108 (“SAB 99” and “SAB 108”), the Company evaluated these errors and determined that they were immaterial to the reporting period affected and, therefore, amendment of previously filed reports was not required. However, in order to provide consistency in the Consolidated Statement of Cash Flows and as permitted by SAB 108, revisions for these immaterial amounts to previously reported annual amounts are reflected in the financial information herein and will be reflected in future filings containing such financial information as permitted by SAB 108.

The following table presents the effects of the immaterial prior period adjustment on the consolidated balance sheet as of December 31, 2022:

	As of December 31, 2022
	As Reported	Correction of Error	As Adjusted
Home equity investments	$1,005,897	$155,236	$1,161,133
Due to related parties	215,575	335,000	550,575
Other payable	23,367	(1,506)	21,861
Notes payable, related parties	$335,000	$(335,000)	$-

F-11

The following table presents the effects of the immaterial prior period adjustment on the consolidated statement of operations for the year ended December 31, 2022:

	For the Year Ended December 31, 2022
	As Reported	Correction of Error	As Adjusted
Revenues, net	$48,409	$91,728	$140,137
Cost of revenues	52,184	90,000	142,184
Interest expense	(16,382)	1,506	(14,876)
Gain on sale of property	27,631	(1,728)	25,903
Unrealized gain on assets	-	155,236	155,236
Net loss	(219,204)	156,742	(62,462)
Net loss per member unit - basic and diluted	$(1.63)	$1.17	$(0.46)

4. SINGLE FAMILY RENTAL PROPERTIES

Certain of our investments in real estate will take the form of investments in single family rental properties.

A single-family residential property is acquired by the Company with the intent to generate income through rental payments from tenants and potential appreciation in property value. For depreciation purposes, the Company uses a 27.5-year useful life for single-family rental properties in accordance with IRS regulations. The properties were partially financed with notes payable to a financial institution (also see Note 6).

The Company’s investment in single family rental investments as of June 30, 2025 and December 31, 2024 are as follows:

As of June 30, 2025:

	Rental Investments	Investment	Accumulated Depreciation	Single Family Rental Properties, Net
#Austin	2	$679,013	$(73,082)	$605,931
#Dallas	1	417,900	(39,890)	378,010
#Tampa	1	366,336	(34,562)	331,774
Total	4	$1,463,249	$(147,534)	$1,315,735

F-12

As of December 31, 2024:

	Rental Investments	Investment	Accumulated Depreciation	Single Family Rental Properties, Net
#Austin	2	$679,013	$(60,718)	$618,295
#Dallas	1	417,900	(32,282)	385,608
#Tampa	1	366,336	(27,747)	331,559
Total	4	$1,463,259	$(120,757)	$1,342,492

6. DEBT

Debts are recorded at principal amount outstanding, net of unamortized debt issuance costs. Debt issuance costs include loan origination fees, insurance costs, and deferred offering costs that are directly attributable to the issuance of debt. These costs are presented as a direct deduction from debts and are amortized to interest expense over the contractual term of the related debt using the effective interest method.

As of December 31, 2024, the notes payable-unrelated parties consisted of the following:

#Series	Balance	Interest Rate	Date Issue	Maturity Date
Austin	$255,778	11.0%	11/1/2023	10/1/2028
Austin	235,518	10.5%	9/8/2024	1/1/2028
	$491,296

Dallas	$364,591	10.0%	4/1/2023	4/1/2026
	364,591

Tampa	$227,238	11.0%	12/30/2023	1/31/2029

Total	$1,083,125

7. MEMBERS’ EQUITY/ (DEFICIT)

Pursuant to the terms of the Company’s limited liability operating agreement (the “Operating Agreement”), the Manager provides certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as management team and appropriate support personnel. The Manager is a subsidiary of Nada Holdings Inc. (“Nada”).

F-13

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager and its officers are not required to devote all of their time to our business and are only required to devote such time to our affairs as reasonably necessary to perform their duties. The Manager is able to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights in respect of the series in which they are invested.

Pursuant to the Operating Agreement, the Manager will receive fees and expense reimbursements for services relating to this Offering and the investment and management of our properties.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the Operating Agreement. The Company expects the Manager to make distributions on a semi-annual basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Securities Offerings

Proceeds from the offering of Series Interests are used to fund investments in the underlying property held by Series, to pay offering and organizational costs, and for other working capital and operating purposes of the Series, as permitted by the Company’s offering documents.

Series #Austin

As of December 31, 2023, the Company closed on the sale of 2,755 Series #Austin interests under the exemption from registration provided by Regulation Crowdfunding (“Regulation CF”) under Section 4(a)(6) of the Securities Act, net of offering costs, proceeds of $29,450.

As of December 31, 2023, the Company has offered, and may continue to offer, up to $7.0 million of Series #Austin Interests in any rolling twelve-month period pursuant to Tier II of Regulation A. The Regulation A offering was formally classified as closed by the U.S. Securities and Exchange Commission on October 22, 2024. The actual amounts raised for each Series were less than the maximum offering amount of $7.0 million.

During the year ended December 31, 2023, Series #Austin had sold 88,913 Series #Austin Interests, resulting in net proceeds of $916,163 after offering costs.

During the year ended December 31, 2024, Series #Austin had sold 14,709 Series #Austin Interests, resulting in net proceeds of $166,244 after offering costs.

No Series #Austin Interests were offered or sold during the six-month period ending June 30, 2025.

Series #Dallas

During the year ended December 31, 2023, the Company closed on the sale of 13,721 Series #Dallas interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, net of offering costs proceeds of $149,450. During the year ended December 31, 2024, the Company closed on the sale of 3,920 Series #Dallas interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, net of offering costs, proceeds of $45,000.

As of December 31, 2023, the Company has offered, are offering, and may continue to offer up to $7 million in Series #Dallas Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. The Regulation A offering was formally classified as closed by the U.S. Securities and Exchange Commission on October 22, 2024. During the year ended December 31, 2023, Series #Dallas sold 70,989 Series #Dallas Interests net of offering costs amount of $746,079. During the year ended December 31, 2024, Series #Dallas sold 26,773 Series #Dallas Interests net of offering costs, amount of $297,423.

No Series #Dallas Interests were offered or sold during the six-month period ending June 30, 2025.

F-14

Series #Miami

As of December 31, 2023, the Company closed on the sale of 9,145 Series #Miami interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, net of offering costs, proceeds of approximately $99,450. No such Series # Miami interests were sold during the year ended December 31, 2024.

As of December 31, 2024, the Company closed on the sale of 214 Series # Miami Interests under Regulation D, Rule 506(c) under Section 4(a)(2) of the Securities Act, receiving $2,500 of net of offering costs, proceeds.

As of December 31, 2023, we have offered, are offering, and may continue to offer up to $7 million in Series #Miami Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. The Regulation A offering was formally classified as closed by the U.S. Securities and Exchange Commission on October 22, 2024. During the year ended December 31, 2023, Series #Miami sold 50,873 Series #Miami Interests, net of offering costs, amount of $547,667. During the year ended December 31, 2024, Series #Miami sold 20,829 Series #Miami Interests, net of offering costs, amount of $227,134.

No Series #Miami Interests were offered or sold during the six-month period ending June 30, 2025.

Series #Tampa

During the year ended December 31, 2023, the Company closed on the sale of 2,945 Series #Tampa interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, net of offering costs, proceeds of $29,450.

During the year ended December 31, 2024, the Company closed on the sale of 20,745 Series #Tampa interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, net of offering costs proceeds, of $234,000.

As of December 31, 2023, the Company has offered, are offering, and may continue to offer up to $7 million in Series #Tampa Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. The Regulation A offering was formally classified as closed by the U.S. Securities and Exchange Commission on October 22, 2024. During the year ended December 31, 2023, Series #Tampa sold 68,132 Series #Tampa Interests for a gross amount of $694,887. During the year ended December 31, 2024, Series #Tampa sold 18,599 Series #Tampa Interests, net of offering costs, amount of $201,563.

No Series #Tampa Interests were offered or sold during the six-month period ending June 30, 2025.

Series #Denver

As of December 31, 2023, the Company closed on the sale of 2,945 Series #Denver interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, net of offering costs, proceeds of $29,450. No such Series #Denver Interests were sold during the year ended December 31, 2024.

As of December 31, 2023, the Company has offered, are offering, and may continue to offer up to $7 million in Series #Denver Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. The Regulation A offering was formally classified as closed by the U.S. Securities and Exchange Commission on October 22, 2024. During the year December 31, 2023, Series #Denver sold 16,321 Series #Denver Interests net of offering costs, amount of $163,215. During the year ended December 31, 2024, Series #Denver sold 15,017 Series #Denver Interests, net of offering costs, amount of $143,045.

No Series #Denver Interests were offered or sold during the six-month period ending June 30, 2025.

F-15

Series #Los Angeles

During the year ended December 31, 2024, the Company closed on the sale of 800 Series # Los Angeles interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, net of offering costs, proceeds of $8,000. No such Series # Los Angeles Interests were sold during the year ended December 31, 2023.

As of December 31, 2023, the Company has offered, are offering, and may continue to offer up to $7 million in Series #Los Angeles Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. The Regulation A offering was formally classified as closed by the U.S. Securities and Exchange Commission on October 22, 2024. During the year ended December 31, 2023, Series #Los Angeles sold 539 Series #Los Angeles Interests, resulting in net proceeds of $5,390, after offering costs. During the year ended December 31, 2024, Series #Los Angeles sold 14,776 Series #Los Angeles Interests, resulting in net proceeds of $140,727, after offering costs.

No Series #Los Angeles Interests were offered or sold during the six-month period ending June 30, 2025.

Series #Phoenix

During the year ended December 31, 2024, the Company closed on the sale of 1,500 Series # Phoenix interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, net of offering costs, proceeds of $15,000.

As of December 31, 2023, the Company has offered, are offering, and may continue to offer up to $7 million in Series #Phoenix Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. The Regulation A offering was formally classified as closed by the U.S. Securities and Exchange Commission on October 22, 2024. During the year ended December 31, 2023, Series #Phoenix sold 220 Series #Phoenix Interests, resulting in gross proceeds of $2,200. During the year ended December 31, 2024, Series #Phoenix sold 11,179 Series #Phoenix Interests, resulting in net proceeds of $105,309, after offering costs.

No Series #Phoenix Interests were offered or sold during the six-month period ending June 30, 2025.

Series # Nashville

As of December 31, 2023, the Company has offered, are offering, and may continue to offer up to $7 million in Series #Nashville Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. The Regulation A offering was formally classified as closed by the U.S. Securities and Exchange Commission on October 22, 2024.During the year ended December 31, 2023, Series #Nashville sold 30 Series Nashville Interests for a gross amount of $300. During the year ended December 31, 2024, Series #Nashville sold 55 Series Nashville Interests for a gross amount of $560.

No Series #Nashville Interests were offered or sold during the six-month period ending June 30, 2025.

F-16

Series # Houston

During the year ended December 31, 2024, the Company closed on the sale of 15,500 Series # Houston interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, net of offering costs, proceeds of $155,000.

In 2024, the Company has offered, are offering, and may continue to offer up to $7 million in Series # Houston Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. The Regulation A offering was formally classified as closed by the U.S. Securities and Exchange Commission on October 22, 2024.

During the year ended December 31, 2024, Series #Houston sold 18,864 Series #Houston Interests, resulting in net proceeds of $181,646, after offering costs.

No Series #Houston Interests were offered or sold during the six-month period ending June 30, 2025.

Series # Las Vegas

During 2024, the Company was permitted to offer up to $7 million of Series #Las Vegas Interests in any rolling twelve-month period pursuant to Regulation A. No offerings were conducted, and no such Series #Las Vegas Interests were sold during the years ended December 31, 2024 and 2023.

No Series #Las Vegas Interests were offered or sold during the six-month period ending June 30, 2025.

8. RELATED PARTY TRANSACTIONS

As of June 30, 2025, there are no outstanding related party balances. All accounts payable, receivables, and related party loans were eliminated as part of the Contribution Transaction.

9. SUBSEQUENT EVENTS

Management has evaluated all subsequent events through February 3, 2026, the date these financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the consolidated financial statements.

F-17

SUPPLEMENTAL SCHEDULES

CITYFUNDS I, LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATING BALANCE SHEETS

AS OF JUNE 30, 2025

	#Austin	#Dallas	#Denver	#Houston	#Las Vegas	#Los Angeles
Assets
Current assets
Cash and cash equivalents	$12,934	$22,486	$6,954	$500	$1,000	$7,113
Restricted cash	3,950	-	-	-	-	-
Prepaid expenses and other current assets	7,783	1,056	436	-	-	436
Due from related parties	-	7,632	26,877	4,284	-	31,038

Total current assets	24,667	31,174	34,267	4,784	1,000	38,587

Noncurrent assets
Note receivable - related party	-	-	-	-	-	-
Deferred financing costs	-	-	-	-	-	-
Home equity investments	-	-	-	-	-	-
Investment in partnership	1,573,257	1,542,680	286,005	301,573	-	77,544
Single family rental investment properties, net	605,931	378,010	-	-	-	-

Total noncurrent asset	2,179,188	1,920,690	286,005	301,573	-	77,544

Total assets	$2,203,855	$1,951,864	$320,272	$306,357	$1,000	$116,131

Liabilities and Members’ Equity

Current liabilities
Accounts payable	$-	$670	$-	$-	$-	$-
Accrued expenses	-	-	-	-	-	-
Due to related parties	59,045	54,539	-	-	26,132	-
Other payable	3,650	2,450	-	-	-	-
Notes payable, current-term, net of debt issuance costs	-	366,354	-	-	-	-

Total current liabilities	62,695	424,013	-	-	26,132	-

Due to related party - SPV	-	-	-	-	-	-
Notes payable, long-term, net of debt issuance costs	492,133	-	-	-	-	-

Total liabilities	554,828	424,013	-	-	26,132	-

Members’ equity (deficit)	1,649,027	1,527,851	320,272	306,357	(25,132)	116,131

Total liabilities and members’ equity	$2,203,855	$1,951,864	$320,272	$306,357	$1,000	$116,131

F-18

CITYFUNDS I, LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATING BALANCE SHEETS

AS OF JUNE 30, 2025

(Continued)

	#Miami	#Nashville	#Phoenix	#Tampa	Consolidated
Assets
Current assets
Cash and cash equivalents	$28,601	$1,000	$10,255	$7,709	$50,987
Restricted cash	-	-	-	-	3,950
Prepaid expenses and other current assets	436	-	-	449	9,711
Due from related parties	-	-	22,770	-	69,831

Total current assets	29,037	1,000	33,025	8,158	134,479

Noncurrent assets
Note receivable - related party	-	-	-	-	-
Deferred financing costs	-	-	-	-	-
Home equity investments	-	-	-	-	-
Investment in partnership	1,170,430	-	54,036	952,184	3,781,059
Single family rental investment properties, net	-	-	-	331,794	983,941

Total noncurrent asset	1,170,430	-	54,036	1,283,978	4,765,000

Total assets	$1,199,467	$1,000	$87,061	$1,292,136	$4,899,479

Liabilities and Members’ Equity

Current liabilities
Accounts payable	$-	$-	$-	$95	$670
Accrued expenses	-	-	-	-	-
Due to related parties	31,419	25,172	1,750	65,728	139,716
Other payable	-	-	-	2,100	6,100
Notes payable, current-term, net of debt issuance costs	-	-	-	-	366,354

Total current liabilities	31,419	25,172	1,750	67,923	512,840

Due to related party - SPV	-	-	-	-	-
Notes payable, long-term, net of debt issuance costs	-	-	-	227,959	492,133

Total liabilities	31,419	25,172	1,750	295,882	1,004,973

Members’ equity (deficit)	1,168,048	(24,172)	85,311	996,254	3,894,506

Total liabilities and members’ equity	$1,199,467	$1,000	$87,061	$1,292,136	$4,899,479

F-19

CITYFUNDS I, LLC

UNAUDITED CONSOLIDATING STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	#Austin	#Dallas	#Denver	#Houston	#Las Vegas	#Los Angeles
Revenues, net	$15,700	$14,700	$-	$-	$-	$150
Cost of revenues	19,006	12,250	50	50	-	50
Gross profit	(3,306)	2,450	(50)	(50)	-	100

Operating cost and expenses
General and administrative	29,000	23,059	5,176	7,090	-	10,106

Net loss from operations	(32,306)	(20,609)	(5,226)	(7,140)	-	(10,006)

Other income (expense)
Gain on settlement of homeshares equity investments	-	11,594	-	-	-	13,870
Unrealized gain (loss) on change in fair value of home equity investments	(3,109)	46,769	9,312	25,219	-	31,873
Interest income	-	-	-	-	-	-
Interest expense	(28,358)	(40,482)	-	(25,424)	-	(74,338)
Total other income (expense)	(31,467)	17,881	9,312	(205)	-	(28,595)

Net income (loss)	$(63,773)	$(2,728)	$4,086	$(7,345)	$-	$(38,601)

Weighted average member units outstanding - basic and diluted	169,496	150,334	34,283	34,364	-	16,115

Net income (loss) per member unit - basic and diluted	$(0.38)	$(0.02)	$0.12	$(0.21)	$-	$(2.40)

F-20

CITYFUNDS I, LLC

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Continued)

	#Miami	#Nashville	#Phoenix	#Tampa	Total
Revenues, net	$-	$-	$-	$12,600	$30,550
Cost of revenues	50	-	50	3,742	31,406
Gross profit	(50)	-	(50)	8,858	(856)

Operating cost and expenses
General and administrative	16,197	-	4,418	25,179	74,431

Net loss from operations	(16,247)	-	(4,468)	(16,321)	(75,287)

Other income (expense)
Gain on settlement of homeshares equity investments	-	-	-	-	25,464
Unrealized gain (loss) on change in fair value of home equity investments	76,204	-	8,966	77,024	110,064
Interest income	-	-	-	-	-
Interest expense	(45,944)	-	(7,362)	(107,699)	(168,602)
Total other income (expense)	30,260	-	1,604	(30,675)	(33,074)

Net income (loss)	$14,013	$-	$(2,864)	$(46,996)	$(108,361)

Weighted average member units outstanding - basic and diluted	114,002	57	12,899	114,516	404,592

Net income (loss) per member unit - basic and diluted	$0.12	$-	$(0.22)	$(0.41)	$(0.27)

F-21

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

Exhibit number	Description

2.1	Certificate of Formation of Cityfunds I, LLC*
2.2	Amended and Restated Operating Agreement of Cityfunds I, LLC***
3.1	Form of Series Operating Agreement*
4.1	Form of Subscription Agreement**
6.1	Form of Homeshare Option Agreement**
6.2	Form of Homeshare Covenant Agreement**
6.3	Form of Homeshare Memorandum of Covenants and Restrictions**
6.4	Form of Homeshares Mortgage and Security Agreement**
6.5	Form of Property Management Agreement**
6.6	Nada App License Agreement**
6.7	PPEX ATS Company Agreement by and among North Capital Private Securities Corporation, Cityfunds I, LLC and each of the series set forth therein**
6.8	Software and Services License Agreement with North Capital Investment Technology, Inc.**
6.9	Broker Dealer Agreement with Dalmore Group, LLC**

*Previously filed as an exhibit to the Cityfunds I, LLC Regulation A Offering Statement on Form 1-A (Commission File No. 024-11754, available at https://www.sec.gov/Archives/edgar/data/1874979/000149315221031670/partiiandiii.htm).

**Previously filed as an exhibit to the Cityfunds I, LLC Form 1-A/A (Commission File No. 024-11754, available at https://www.sec.gov/Archives/edgar/data/1874979/000149315222020616/partiiandiii.htm).

***Previously filed as an exhibit to the Cityfunds I, LLC Form 1-A/A (Commission File No. 024-11754, available at https://www.sec.gov/Archives/edgar/data/1874979/000149315222024427/partiiandiii.htm).

6

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of February 9, 2026.

CITYFUNDS I, LLC

By: Nada Asset Management LLC, its Manager

By:	/s/ John Green
Name:	John Green
Title:	Manager

Pursuant to the requirements of Regulation A, this report has been signed below as of February 9, 2026 by the following persons on behalf of the issuer in the capacities indicated.

/s/ Tore Steen
Name:	Tore Steen
Title:	Principal Executive Officer

/s/ John Green
Name:	John Green
Title:	Principal Financial Officer

7